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                                                                    EXHIBIT 99.1

RISK FACTORS THAT MAY AFFECT FUTURE OPERATING RESULTS

In our reports filed time to time with the Securities and Exchange Commission under the Securities Exchange Act of 1934, in registration statements and other filings under the Securities Act of 1933, or in press releases and in oral statements made to the market by our officers or representatives, there may be various forward-looking statements, within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such statements are predictive statements or statements that express opinions, expectations or projections regarding future events or anticipated future results. Such forward-looking statements, however, are not guarantees of future performance and involve risks and uncertainties. Our actual results, performance or achievements could differ materially from the results anticipated or expressed by such forward-looking statements. The following enumerates some, but not necessarily all of the factors that may cause actual results to differ from those predicted:

FACTORS RELATING TO OUR COMPANY

OPERATING AND START-UP RISKS ASSOCIATED WITH OUR SCRAP SUBSTITUTE AND STRUCTURAL MILL PROJECTS COULD IMPEDE OR PREVENT US FROM REALIZING THE ANTICIPATED BENEFITS FROM THESE PROJECTS

Our scrap substitute project is the first of its kind, involves processes that are based on various technical assumptions and new applications of technologies and has not yet been commercially proven. We only began producing direct reduced iron and converting it into liquid pig iron in our Iron Dynamics facility in August 1999. Since that time, we have encountered various problems, including equipment failures and design deficiencies, which have required time and additional expense to fix, and we are operating in a reduced mode pending certain additional repairs later this year. As a result, we cannot provide any assurance that our proprietary technology will work or that our Iron Dynamics facility will be able to produce the direct reduced iron and liquid pig iron in the quantities and at the favorable cost levels that we have anticipated. If we are unable to do so, we will have to obtain direct reduced iron, liquid pig iron or other scrap substitutes and/or additional scrap from alternate sources, and we cannot be assured that we will be able to access such sources or obtain such materials in the appropriate quantities or at a favorable cost, if at all. Other companies with resources greater than ours have tried and failed to develop a workable and cost effective scrap substitute, and those technologies that are operational throughout the world today are not the ones we are employing in our Iron Dynamics facility. In addition, because of equipment failure and related structural damage suffered in our Iron Dynamics facility during its initial stage of production, we incurred significant costs due to the consequential shutdown of and related repair expenditures to this facility. We have no assurance that as our Iron Dynamics facility commences production on a commercial basis we will not experience additional material shutdowns or equipment failures or that any such shutdown or failure would not have a material adverse effect on our business, financial condition or results of operations.

We have not yet begun construction of our Whitley County structural steel mill because of pending appeals of the issuance of the air permit required for us to operate the facility. This action is only the latest in a series of actions over approximately the past twelve months in which various parties have sought to block or delay the project. We cannot be assured that the legality of the issuance of the air permit will be upheld on appeal or, even if this does occur, that there will not be additional delays or other actions that could threaten this project. Further delays could also result in increased construction costs.

If or when we are permitted to commence construction on this project, we will be subject to the risks associated with building, starting up and operating any new facility, such as construction delays, cost overruns or start-up difficulties beyond those normally encountered during a start-up process. We could also experience operational difficulties after start-up that could result in our inability to operate the facility at full or near-full capacity or at all. Any of these difficulties, to the extent they materialize, could adversely affect our business, results of operations and financial condition.


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WE HAVE SUBSTANTIAL DEBT AND DEBT SERVICE REQUIREMENTS AND THIS MAY ADVERSELY
AFFECT OUR FINANCIAL AND OPERATING FLEXIBILITY

We now have and expect to continue to have, a significant amount of indebtedness. At December 31, 1999, we had $449.9 million of indebtedness under our Steel Dynamics senior secured credit facility and Iron Dynamics separate credit facility.

Subject to the limitations contained in our credit agreements, we may incur additional indebtedness and, subject to lender approval, we may be able to make further borrowings at the subsidiary level.

The amount of our indebtedness could have important consequences. For example, it could:

 - make it more difficult for us to perform our obligations with respect to payments on our secured bank indebtedness;

 - increase our vulnerability and limit our ability to react to general adverse economic and industry conditions;

 - limit our ability to use operating cash flow to fund operating expenses, working capital, capital expenditures and other general corporate purposes because we must dedicate a substantial portion of our cash flow to make payments on our debt;

  - place us at a competitive disadvantage compared to some of our competitors that have less debt; and

  - limit our ability to borrow additional funds.

Our ability to satisfy our debt obligations will depend upon our future operating performance, which in turn depends upon the successful implementation of our strategy and upon financial, competitive, regulatory, technical and other factors, many of which are beyond our control. If we are not able to generate sufficient cash from operations to make payments under our credit agreements or to meet our other debt service obligations, we will need to refinance our indebtedness. Our ability to obtain such financing will depend upon our financial condition at the time, the restrictions in the agreements governing our indebtedness and other factors, including general market and economic conditions. If such refinancing were not possible, we could be forced to dispose of assets at unfavorable prices. Even if we could obtain such financing, we cannot assure you that it would be on terms that are favorable to us. In addition, we could default on our debt obligations.

WE FACE LITIGATION RISKS IN CONNECTION WITH OUR TERMINATED THAILAND ADVISORY TRANSACTION

We have been sued in a total of eight separate but related lawsuits (one of which is a duplicative filing) in either state or federal courts in California, New York, New Jersey, Minnesota, Connecticut and Illinois, by various institutional investors which purchased certain high risk notes or "junk bonds" issued in March 1998 by two affiliates of Nakornthai Strip Mill Public Company, Ltd., or "NSM," a Thailand owner and operator of a steel mini-mill project. Our president, Keith E. Busse, has also been named as a defendant in the New Jersey and Connecticut (duplicative) cases. Under our company's bylaws and pursuant to authorization of our board of directors, Mr. Busse is entitled to be indemnified by us for any costs or expenses that he may incur, as well as in respect of any judgments that may be rendered against him in connection with this litigation, subject to applicable legal procedures required by the Securities and Exchange Commission for submission of any such indemnity claim, if asserted, to a court of appropriate jurisdiction for a determination of whether such indemnity claim is against public policy as expressed in the Securities Act of 1933. NSM has defaulted on the bonds.

Plaintiffs purchased some U.S. $240 million of a U.S. $452 million privately placed non-registered "Regulation D" offering to "Qualified Institutional Buyers," in which NatWest Capital Markets Limited, McDonald & Company Securities, Inc., PaineWebber Incorporated and ECT Securities Corp. acted as "initial purchasers" of the notes and then resold them to the plaintiffs and others pursuant to "Rule 144A."


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Although we were neither an issuer, a guarantor, a seller or an investment banker with respect to these notes, did not draft any offering materials in connection with the offering, were not listed as an expert, did not render any reports or evaluations of NSM prior to the offering, and only had a contractual relationship with the NSM mini-mill project--as a technical advisor and consultant, with duties commencing only after conclusion of the note offering--we have nonetheless been named as a defendant in each of these cases on the basis of a variety of alleged state or federal common law or statutory claims, including fraud claims, that posit that the plaintiffs were misled into purchasing and overpaying for the notes by reason of various alleged misrepresentations or omissions either in the offering materials or at one or more "road shows" in connection with the offering.

We deny any liability in connection with these cases, believe we have ample legal and factual defenses, and will defend ourselves in each such case to the limit of our ability.

While we believe that the plaintiffs' claims are without factual or legal merit, we have no assurance that the courts will grant any of our currently pending or future pre-trial motions to dismiss, for judgment on the pleadings, for summary judgment or any other dispositive motions that we may file, or that the cases will eventually in fact be dismissed, or that, if not dismissed, eventual trials will result in verdicts in our favor. In addition, defending these lawsuits will be exceedingly costly and time consuming and, regardless of whether the outcome is favorable to us, will divert substantial financial, management and other resources from our business. It is possible that a judgment could be rendered against us for all or a substantial portion of the $240 million in the plaintiffs' claimed losses. Because we do not have applicable insurance coverage for this kind of claim, our business, results of operations and financial condition would be materially adversely affected in the event of such an outcome.

For additional details regarding these cases, as well as the identity of each of the cases, see Item 3, "Legal Proceedings" of this Form 10-K.

OUR DEBT AGREEMENTS CONTAIN OPERATING AND FINANCIAL RESTRICTIONS AND THESE MAY ADVERSELY AFFECT OUR FINANCIAL FLEXIBILITY

The operating and financial restrictions and covenants in our credit agreements and any future financing agreements may adversely affect our ability to finance future operations or capital needs or to engage in other business activities. Specifically, these debt agreements may restrict our ability to:

  - incur additional indebtedness;

  - pay dividends or make distributions with respect to our capital stock;

  - repurchase or redeem capital stock;

  - make investments;

  - create liens and enter into sale and leaseback transactions;

  - make capital expenditures;

  - enter into transactions with affiliates or related persons;

  - issue or sell stock of certain subsidiaries;

  - sell or transfer assets; and

  - participate in joint ventures, acquisitions or mergers.


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Our ability to comply with these and other provisions of our credit agreements, and of any future financing agreements may be adversely affected by changes in business conditions or results of operations, adverse regulatory developments, or other events beyond our control. A breach of any of the restrictions or covenants in our debt agreements could trigger defaults under such agreements even though we might otherwise be able to meet our debt service obligations.

WE RELY UPON A SMALL NUMBER OF MAJOR CUSTOMERS FOR A SUBSTANTIAL PERCENTAGE OF OUR SALES AND OUR MAIN CUSTOMER IS A RELATED PARTY

We have a long-term "off-take" contract with Heidtman Steel Products, Inc. pursuant to which Heidtman has agreed to purchase an aggregate of at least 30,000 tons of our steel products each month. For the year ended December 31, 1998, Heidtman accounted for 21% of our total net sales, and our top five customers accounted for approximately 45% of our total net sales. For 1999, Heidtman accounted for 19% of our total net sales. Although we expect to continue to depend upon a small number of customers for a significant percentage of our net sales of flat rolled steel, we cannot be assured that any of them will continue to purchase steel from us. A loss of any such customer or group of customers could have a material adverse effect on our results of operations and financial condition. Heidtman is an affiliate of one of our large stockholders and the President and Chief Executive Officer of Heidtman serves as one of our directors. If the terms of the "off-take" contracts are or become burdensome to Heidtman, or if a dispute arises over the contract, Heidtman could be viewed as having a conflict of interest between what they perceive to be best for it as an "off-take" buyer and what is best for us as the product seller.

UNEXPECTED EQUIPMENT FAILURES MAY LEAD TO PRODUCTION CURTAILMENTS OR SHUTDOWNS

Our manufacturing processes are dependent upon critical pieces of steelmaking equipment, such as our furnaces, continuous casters and rolling equipment, as well as electrical equipment, which on occasion may be out of service due to routine scheduled maintenance or as the result of unanticipated equipment failures. We have experienced and may in the future experience material plant shutdowns in connection with equipment failures. For example, our Iron Dynamics subsidiary suffered a "breakout" in its submerged arc furnace in [May 1999], and, although not our fault, caused delays and expense that have been frustrating and costly. Similarly, in August 1999, our cold mill suffered a catastrophic motor failure, again not our fault but costly in time and lost production, even though our motor vendor promptly repaired the motors and we were able to recoup some of our loss through insurance. Such interruptions in our production capabilities will inevitably adversely affect our results of operations.

WE COULD EXPERIENCE SYSTEM FAILURES AND SERVICE DISRUPTIONS AS A RESULT OF THE YEAR 2000 PROBLEM

The year 2000 problem results from the fact that computer programs, microprocessors and embedded date reliant systems use two digits rather than four to define the applicable year. Some of these systems and processors may interpret "00" incorrectly as the year 1900 instead of the year 2000. The failure of any of these systems to appropriately interpret the upcoming calendar year 2000 could result in major systems failures or miscalculations. We are highly dependent upon our own, our vendors' and customers' computer software programs and operating systems. If our efforts to address the Year 2000 compliance issues prior to year_end 1999, or our current efforts to continue to address these issues are not successful, or if our suppliers, customers and service providers have not fully addressed these issues, our business, results of operations and financial condition could be materially adversely affected.


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WE RELY ON OUR KEY PERSONNEL AND WE MAY BE UNABLE TO REPLACE KEY EXECUTIVES IF
THEY LEAVE

Our operations and prospects depend in large part on the performance of our senior management team, including Keith E. Busse, President and Chief Executive Officer, Mark D. Millett, Vice President and General Manager of our Flat Roll Division, Richard P. Teets, Jr., Vice President and General Manager of our Structural Division, Tracy L. Shellabarger, Vice President and Chief Financial Officer, and Larry Lehtinen, Vice President and General Manager of Iron Dynamics. Although these senior managers all have employment agreements with and are stockholders of Steel Dynamics, we cannot be assured that such individuals will remain with us as employees. In addition, we cannot be assured that we would be able to find qualified replacements for any of these individuals if their services were no longer available. The loss of the services of one or more members of our senior management team or our inability to attract, retain and maintain additional senior management personnel could have a material adverse effect on our business, financial condition and results of operations.

WE MAY FACE RISKS ASSOCIATED WITH POTENTIAL ACQUISITIONS, JOINT VENTURES OR STRATEGIC ALLIANCES

As part of our strategy, we may acquire other businesses, enter into joint ventures, or form strategic alliances that we believe will complement our existing business. These transactions will likely involve some or all of the following risks:

   -  the difficulty of assimilating the acquired operations and personnel;

   -  the potential disruption of our ongoing business;

   -  the diversion of resources;

   - the possible inability of management to maintain uniform standards, controls, procedures and policies;

   -  the possible difficulty of managing our growth and information systems;

   -  the risk of entering markets in which we have little experience;

   - the inability to work efficiently with joint venture or strategic alliance partners; and

   -  the difficulties of terminating joint ventures or strategic alliances.

These transactions might be required for us to remain competitive. We might not be able to obtain required financing for such transactions. Such transactions might not occur, and any that do might not be successfully integrated with our existing business or might not achieve expected results.

WE MAY MAKE SIGNIFICANT ADDITIONAL CAPITAL EXPENDITURES

Our business is capital intensive and will require substantial expenditures for, among other things, the purchase and maintenance of equipment used in our steelmaking and finishing operations and compliance with environmental laws. We may also require additional financing in the event we decide to enter into strategic alliances or joint ventures, make acquisitions or build additional plants. The extent of any additional financing will depend upon the success of our business. Borrowings under our credit agreement are conditioned upon our compliance with various financial and other covenants and other conditions set forth therein. As a result, there can be no assurance that such financing or additional financing, if needed, will be available to us or, if available, that it can be obtained on terms acceptable to us and within the limitations contained in our credit agreement or any future financing.


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FACTORS RELATING TO THE STEEL INDUSTRY

THE STEEL INDUSTRY IS CYCLICAL, SUBJECT TO PERIODIC MARKET FLUCTUATIONS AND DEPENDENT UPON OTHER INDUSTRIES

The steel industry is highly cyclical in nature, sensitive to general economic conditions and dependent upon the continued operations and health of certain other industries. The price of steel and steel products may fluctuate significantly as a result of general economic conditions and other factors beyond our control. The demand for steel products is generally affected by macroeconomic fluctuations in the U.S. and global economies in which steel companies sell their products. From 1990 to 1992, substantial excess worldwide manufacturing capacity for steel products, combined with a worldwide economic slowdown, resulted in a substantial decrease in the demand for steel products, increased competition and a decline in the financial performance of the steel industry. In addition, during 1998, and for a good part of 1999, substantial excess worldwide manufacturing capacity for steel products combined with substantially high levels of steel imports into the U.S. adversely affected the prices for U.S. steel products, including ours. We are also particularly sensitive to trends and other factors such as strikes and labor unrest that may affect the automotive, oil and gas, gas transmission, construction, commercial equipment, rail transportation, appliance, agricultural and durable goods industries, because these industries are significant markets for our products and are themselves highly cyclical. A disruption in the business of any of these industries could have a material adverse effect upon our production, our sales, and our financial condition and results of operations.

Future economic downturns, increased productivity, a stagnant economy, a change in trade policy or practice, currency fluctuations or a disruption in critical sources of supply or in the level of steel ordered by or able to be transported to certain significant customers may again adversely affect domestic selling prices for steel products.

INTENSE COMPETITION IN THE STEEL INDUSTRY MAY CONTINUE TO EXERT DOWNWARD PRESSURE ON OUR PRICING

Competition within the steel industry, both domestically and worldwide, is intense and it is expected to remain so. We compete primarily on the basis of price, quality and the ability to meet our customers' product needs and delivery schedules. Our primary competitors are other mini-mills, which have cost structures and management cultures similar to ours. We also compete with many integrated producers of hot rolled, cold rolled and coated products, which are larger and have substantially greater capital resources. Over the last half of the decade, new mini-mills, some integrated mill expansions and improved production efficiencies have led to domestic steel manufacturing overcapacity and, especially during the latter half of 1998, the existing downward pressure on steel prices, including the prices of our products, brought about by this overcapacity was significantly exacerbated by a substantial increase in the level of imported steel. This downward pressure on prices resulted in a narrowing of gross margins in the steel industry. Although we do not expect steel prices to experience a further downward pressure over the next few years, as competition increases, we cannot assure you that such price declines will not again occur, or, if they occur, that steel prices will not decline more quickly than our production costs, which could have a substantial adverse effect on our gross margins. In addition, in the cases of certain product applications, steel competes with other materials, including plastic, aluminum, graphite composites, ceramics, glass, wood and concrete.


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WE CANNOT CONTROL THE COST OF SCRAP AND OTHER RAW MATERIALS

Our principal raw material is scrap metal derived primarily from junked automobiles, industrial scrap, railroad cars and railroad track materials, agricultural machinery and demolition scrap from obsolete structures, containers and machines. The prices for scrap are subject to market forces largely beyond our control, including demand by U.S. and international steel producers, freight costs and speculation. The prices for scrap have varied significantly and may vary significantly in the future. In addition, our operations require substantial amounts of other raw materials, including various types of pig iron, alloys, refractories, oxygen, natural gas and electricity, the price and availability of which are also subject to market conditions. We may not be able to adjust our product prices, especially in the short-term, to recover the costs of increases in scrap and other raw material prices. Our future profitability may be adversely affected to the extent we are unable to pass on higher raw material and energy costs to our customers.

ENVIRONMENTAL REGULATION IMPOSES SUBSTANTIAL COSTS AND LIMITATIONS ON OUR OPERATIONS

We are subject to various federal, state and local environmental laws and regulations concerning such issues as air emissions, wastewater discharges and solid and hazardous waste disposal. These regulations are increasingly stringent. While we believe that our facilities are and will continue to be in material compliance with all applicable environmental laws and regulations, it is possible that future conditions may develop, arise or be discovered that create substantial environmental compliance or remediation liabilities and costs. For example, our steelmaking operations produce certain waste products, such as electric arc furnace dust, which is classified as hazardous waste and must be properly disposed of under applicable environmental laws. These laws impose clean up liability on generators of hazardous waste and other hazardous substances which are shipped off-site for disposal, regardless of fault or the legality of the disposal activities. While we believe that we can comply with environmental legislation and regulatory requirements and that the costs of doing so have been included within our budgeted cost estimates, it is possible that such restrictions will prove to be more limiting and costly than anticipated. In addition to potential liability for violation of applicable laws, regulations or administrative conditions, we may be subject to substantial monetary fines and penalties. We may also be subject from time to time to legal proceedings brought by private parties or governmental agencies with respect to environmental matters. In particular, opponents of our planned Whitley County, Indiana structural and rail facility have waged a battle to try to defeat or discourage us by mounting various challenges before state and federal governmental authorities over issuance of our required "air" permit.

UNPREDICTABLE MARKET CONDITIONS MAY LEAD TO UNCERTAIN FINANCIAL RESULTS

Our operations are substantially affected by variations in the realized sales prices of our products, which in turn depends on prevailing market prices for steel and actual demand for particular products. Operating results have been, and in the future will be, affected by numerous factors including the prices and availability of raw materials, particularly scrap and scrap substitutes, the demand for and prices of our products, the level of competition, the level of unutilized production capacity in the steel industry, our product mix, the timing and pricing of large orders and start-up difficulties and costs associated with new projects. These factors and other events or circumstances, such as seasonal factors like weather, disruptions in transportation, availability or cost of energy, downturns in our larger customers' business or industries, a general economic downturn or labor unrest could adversely affect our business, results of operations and financial condition.